[Letterhead of Debevoise & Plimpton LLP]
March 9, 2007
VIA EDGAR
Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Domtar Inc.
CIK: 0000819817
Registration Statement Withdrawal on Form S-8
File No. 333-141152
Dear Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, we respectfully request on behalf of the Registrant, Domtar Inc., withdrawal of the registration statement on Form S-8 (Registration Statement No. 333-141152) filed by the Registrant under the Securities Act.
     Due to a technical error, the Registration Statement on Form S-8 was filed for the Registrant, a subsidiary of the intended filer. The Registrant’s parent corporation, Domtar Corporation, intends to file the Registration Statement on Form S-8. Please be advised that no securities have been sold pursuant to this Registration Statement.
     We understand, based on conversations with the Staff of the Division of Corporation Finance, that upon filing this Form RW the Registrant will be terminating the offering described herein and in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement will be credited to the Registrant’s account for future use.

Sincerely,

/s/ Peter Loughran